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          FOR ADDITIONAL INFORMATION
          Lauri Hanover                    John W. Heilshorn, Jr./Jody Burfening
          Chief Financial Officer          Lippert/Heilshorn &
          Sapiens International            Associates Inc.
          Tel:  +1-877-554-2426            Tel: +1-212-838-3777
                +972-8-938-2701
          E-mail: lauri.h@sapiens.com      E-mail: jody@lhai.com
                  -------------------              -------------


            SAPIENS ACHIEVES HIGHEST LEVEL OF CERTIFICATION ON IBM'S
                        E-BUSINESS APPLICATION FRAMEWORK

 Sapiens Delivers Solutions Incorporating IBM's Leading e-Business Technologies

Research Triangle Park, NC--August 15, 2000--Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, qualified for the highest level of certification on IBM's e-business Application Framework. As a Premier Partner in IBM's PartnerWorld for Developers, Sapiens and IBM have worked closely together on solutions for the S/390 and AS/400 platforms.

IBM's e-business Application Framework defines 4 levels of criteria for components used to develop e-business applications. Critical hardware and software components, major building blocks, are established at each level for the framework; and qualification is based upon their incorporation into the application solution. Level 4 is the highest level of achievement.

Sapiens has consistently incorporated IBM's leading technologies into its solutions. IBM software technologies (DB2, MQSeries and WebSphere) are key components of Sapiens' solutions. Sapiens' eMerge Rapid Application Development software enables solutions to be deployed across all of IBM's hardware server platforms (such as S/390 and AS/400).

Doug Fulmer, Worldwide Segment Manager for IBM's AS/400 Application Development Tools & Middleware Group, stated, "Sapiens has delivered high quality mission-critical applications for a large cross-section of IBM customers, worldwide. Sapiens and IBM have collaborated extensively on exploiting Cluster Proven, WebSphere and AS/400 capabilities within Sapiens' core eMerge technologies."

Gil Arbel, Sapiens' Executive Vice President, Americas, added: "Partnering with IBM has been critical to Sapiens' success. They have provided phenomenal support, excellent training and valuable partner programs to ensure that our relationship works on many different levels. We have developed a mature relationship, which has enabled us to provide industry-leading solutions. Incorporating the critical components of IBM's e-business Application Framework into Sapiens' solutions gives us a distinct competitive advantage."


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About Sapiens

Sapiens International (NASDAQ: SPNS) is a global e-business solutions provider. Sapiens delivers strategic end-to-end solutions that enable customers to capitalize on their IT assets in the transition to e-business. Sapiens' e-commerce solutions, such as eMerge Loan, eMerge Insure and eMerge Supply Chain, as well as its cross-industry offerings, such as eMerge and EuroMigration, apply new business models and processes in the emerging, dynamic world of e-business and help clients meet the challenges of euro migration and reengineering. Applying proven technologies, Sapiens ensures fast time-to-market and responsiveness to change.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as Cap Gemini, CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Bosch, Groupe Andre, Honda, IBM, International Paper, Principal Financial and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.
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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.